Mail Stop 4561

December 11, 2009

Mr. Steven A. Ballmer
Director and Chief Executive Officer
Microsoft Corporation
One Microsoft Way,
Redmond, Washington 98052-6399

> **Re:**   **Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed July 30, 2009**
> **01-14278**

Dear Mr. Ballmer:

We have reviewed the above-referenced filing and have the following comments.
Please be as detailed as necessary in your explanation.   After reviewing this information,
we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Segment Product Revenue/Operating Income (Loss)

Online Services Business, page 25

1.   We note that the operating loss for your Online Services Business increased by
        102% and 84% in 2008 and 2009, respectively, and is a significant portion of your

consolidated operating income in 2009. Tell us whether these increasing losses are indicative of future results and the consideration given to identifying and quantifying any related known trends, events and uncertainties that would reasonably be expected to have a material impact on your liquidity, capital resources and/or results of operations. Refer to Item 303(A) (3) (ii) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Note 22. Segment Information and Geographic Data, page 77

2.   Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with paragraph 37 of SFAS 131.

3.   You indicate that your financial reporting systems provide more than one measure of segment profit and loss for management to operate the business, including internal profit and loss statements prepared on a basis not consistent with U.S. GAAP. Tell us what consideration you gave to reporting the segment information that is most consistent with that used in your consolidated financial statements. In this regard, we note that the segment information provided beginning on page 23 is presented in accordance with U.S. GAAP. Refer to paragraph 30 of SFAS 131.

4.   We note your statement that segments are not designed to measure operating income or loss directly related to the products included in each segment, due to your integrated business structure. Further explain this assertion and tell us what operating costs are excluded from each segment. In light of this apparent limitation of the data, indicate how the segment information presented is reliable and relevant to users of your financial statements.

5.   You state that "inter-segment cost commissions are estimated by management and used to compensate or charge each segment for such shared costs and to incent shared efforts." Clarify for us what is meant by these estimated inter-segment cost commissions and tell us what consideration you gave to describing in the note the basis of measuring this allocation. Also, clarify what is meant by allocating cost commission "to incent shared efforts." Explain your basis for determining the appropriate amounts that will provide motivation and justify why management believes the allocation methodology is reasonable. Refer to paragraphs 25(b) and 29 of SFAS 131.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3226

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant